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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-51750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MILLER TABAK + CO., LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
331 MADISON AVENUE
(No. and Street)

NEW YORK (City) **NY** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES LEVINE **(212) 370-0040**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE (Address) **NEW YORK** (City) **NEW YORK** (State) **10017** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, JEFFREY D. MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILLER TABAK +CO., LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THE FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION OF THE COMPANY ARE MADE AVAILABLE TO ALL OF THE COMPANY MEMBERS AND ALLIED MEMBERS OF THE NEW STOCK EXCHANGE, INC.

Signature

MEMBER OF MANGING MEMBERS
Title

[illegible]
Notary Public, State of New York
No. [illegible]
Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires 01-31-2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

Miller Tabak + Co., LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2008

Miller Tabak + Co., LLC
(A Limited Liability Company)
December 31, 2008

Contents

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Members of
Miller Tabak + Co., LLC

We have audited the accompanying statement of financial condition of Miller Tabak + Co., LLC (a limited liability company) (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

We were unable to obtain audited financial statements supporting the Company's investment in one of its partnerships stated at $352,000 at December 31, 2008, or its equity in the partnership earnings of $250,000, as described in Note 7 to the statement of financial condition; nor were we able to satisfy ourselves about the carrying value of the investment or equity in the earnings by other auditing procedures. Further, the Company has not been able to accumulate the data needed to make disclosures of this affiliate required by accounting principles generally accepted in the United States of America.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the partnership referred to in the preceding paragraph and its earnings, and except for the effects of the matter discussed in the last sentence of the preceding paragraph, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Miller Tabak + Co., LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements."

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 18, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

Miller Tabak + Co., LLC
Statement of Financial Condition
December 31, 2008
(In Thousands)

Assets		
Cash	$	3,213
Due from brokers and dealers		7,932
Securities owned, at market value		2,879
Investments in affiliates		4,044
Furniture, fixtures and leasehold improvements, at cost, less accumulated depreciation and amortization of $4,722 in 2008		1,455
Other assets		1,333
TOTAL ASSETS	$	20,856
Liabilities and Members' Equity		
Liabilities:		
Securities sold, not yet purchased, at market value	$	1,907
Accrued expenses and other liabilities		7,131
Total liabilities		9,038
Commitments and contingencies (Note 11)		
Members' equity:		
Members' equity before related receivables		14,802
Less: receivables from members		(2,984)
Total members' equity		11,818
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	20,856

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Operations

Miller Tabak + Co., LLC (the "Company"), a New York limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered with the SEC as an investment advisor. In addition, the Company is registered as an introducing broker with the Commodity Futures Trading Commission and is a member of the National Futures Association.

The Company effects trades in equities, fixed-income instruments, options, and futures, both on a proprietary basis and on behalf of its customers, which include both institutions and individuals. The Company clears its transactions on a fully disclosed basis through J.P. Morgan Clearing Corp. and Pershing, LLC. In addition, the Company performs investment services for institutional clients, including consulting and research.

At December 31, 2008, Jeffco Management LLC ("Jeffco"), the Managing Member of the Company, had a 49%, membership interest in the Company, before deducting receivables from members of the Company. At December 31, 2008, MTH Holdings, Inc. ("Holdings"), a New York corporation and an affiliate of the Company, had a 28% interest, in the total members' equity before deducting receivables from members. The percentages of members' equity take into account the managing member's good faith estimate of the fair value of the Company's investment in Miller Tabak Roberts Securities, LLC ("MTR").

Profits and losses of the Company are allocated first 20% to the Managing Member and then 80% to all members, including the Managing Member, based upon the respective members' equity account balances as defined in the operating agreement.

2. Summary of Significant Accounting Policies

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from these estimates.

All securities transactions and related revenue and expenses are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are recorded at market value. Market value is generally based on the last sales price as of the end of the year or, if such security did not trade on such day, the most recent sales price in which a sales price was reported by a major securities exchange. In the absence of quoted values or when quoted values are not deemed to be representative of market values, securities are valued at fair value by management considering appropriate information available at the time. Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from these estimates.

Investments represents equity interests in operating entities and are reflected in the financial statements based on the equity method of accounting.

(In Thousands)

2. Summary of Significant Accounting Policies (Continued)

Depreciation is calculated using the straight-line method over the estimated useful lives of furniture and fixtures owned. Leasehold improvements are amortized using the straight-line method over the shorter of the minimum lease term or the estimated useful lives of the related assets.

On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position ("FSP") No. SFAS 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS No. 157 for non-financial assets and non-financial liabilities until January 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements (see Note 6).

3. Due from Brokers and Dealers

Due from brokers and dealers primarily includes proceeds from securities sold short, net receivables and payables for unsettled transactions, and deposits with the clearing brokers. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned, although at December 31, 2008, the Company had no margin debt.

4. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") and the Commodity Futures Trading Commission's Regulation 1.17, which specify, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Method permitted by the Rule. Under this alternative, the Company's minimum net capital requirement is equal to the greater of 2% of aggregate debit items, as defined, or $250. At December 31, 2008, the Company had net capital of $4,388, which exceeded required net capital by $4,138.

The Company is permitted to operate pursuant to SEC Rule 15c3-1(a)(6), which allows the Company to maintain a liquidating equity, as defined, with its clearing broker for certain securities in which the Company is a market maker. Pursuant to the agreement with the clearing broker, the Company has the option to utilize the equity maintained at the clearing broker in lieu of regular haircuts. For the years ended December 31, 2008, the Company did not elect to qualify any securities under this rule.

Certain advances, distributions and other equity withdrawals are subject to notification and restriction provisions of the net capital rule of the SEC.

(In Thousands)

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consisted of the following at December 31, 2008:

Securities owned, at market value:		
Equity securities	$	2,509
Listed options		370
	$	2,879
Securities sold, not yet purchased, at market value:		
Equity securities	$	1,556
Listed options		351
	$	1,907

Securities owned may be pledged to the clearing brokers on terms that permit the clearing brokers to sell or re-pledge the securities to others subject to certain limitations.

6. Fair Value Measurements

In 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements." Using the provisions within SFAS No. 157, the Company has characterized its investments in securities, based on the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the first order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the last order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial condition are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions market participants would use in pricing the investments.

As of December 31, 2008, substantially all of the Company's investments are considered Level 1 securities, which are valued based upon quoted prices available in active markets for identical investments.

(In Thousands)

7. Investments in Affiliates

Miller Tabak Roberts Securities, LLC

MTR is a registered broker-dealer with the SEC and is also a member of FINRA. The Company's investment in MTR amounted to $3,678 at December 31, 2008. The Company's membership interest represents a 23.8% interest in MTR for 2008.

Financial information about MTR is summarized below:

Assets	$ 27,726
Liabilities	$ 12,456

Bear Measurisk, LLC

The Company owned Measurisk, LLC, which was acquired in 2003. In February 2004, the Company exchanged this interest for a 20% interest in Bear Measurisk, LLC ("Bear"). The Company's investment in Bear amounted to $352 at December 31, 2008.

8. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

The Company trades various financial instruments and enters into various investment activities with off-balance-sheet risk, including securities sold, not yet purchased and written option contracts.

Securities sold, not yet purchased are recorded as liabilities in the statements of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statements of financial condition.

The Company is also engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability and is included in securities sold, not yet purchased in the statements of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current market value. At December 31, 2008, the fair value of options purchased and sold are included in securities owned and securities sold, not yet purchased, respectively, in the statement of financial condition.

The Company continuously monitors its transactions with off-balance sheet risk and typically covers written options or securities sold, not yet purchased with the underlying security or an off-setting option to reduce potential loss due to changes in the market value.

Substantially all of the Company's cash is held in accounts at a major financial institution and is, therefore, subject to the credit risk of the financial institution.

Substantially all of the Company's amounts due from brokers and dealers and securities owned are held at its clearing brokers and are, therefore, subject to the credit risk of the clearing brokers.

(In Thousands)

8. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk (Continued)

The Company has agreed to indemnify its clearing brokers for losses that they may sustain from customer accounts introduced by the Company. Pursuant to the clearing agreements, the Company is required to reimburse the clearing brokers without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing brokers for the customer accounts at December 31, 2008.

9. Related Party Transactions

At December 31, 2008, equity notes receivable from members total $626 and bear interest at 4%. Other amounts of $2,358 at December 31, 2008, which are also due from members, bear interest at the broker call rate and include advances made to Holdings and the members of Jeffco. Members' equity is reported net of related receivables from members in the accompanying statements of financial condition.

Pursuant to the Company's operating agreement, the managing member is entitled to a fee for services rendered in connection with the management and operation of the Company. The managing member fee takes into account the managing member's good faith estimate of the fair value of the Company's investment in MTR. The Company's investment in MTR is reflected in the accompanying financial statements based on the equity method of accounting, which differs from fair value.

10. Income Taxes

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax.

The Internal Revenue Service (IRS) has commenced an examination of the federal income tax returns filed by the Company for the year ended December 31, 2005. The IRS has proposed to disallow certain deductions taken by the Company, primarily with respect to the abandonment of leasehold improvements. The Company disagrees with the position of the IRS and intends to pursue its judicial remedies. No provision has been made in the financial statements for the proposed additional taxes and interest because the ultimate liability cannot be reasonably estimated.

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in SFAS No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

(In Thousands)

10. Income Taxes (Continued)

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

11. Commitments and Contingencies

The Company is obligated under noncancelable operating leases, which are primarily for its office facilities. The lease terms will end in 2011. At December 31, 2008, the approximate future minimum payments on non-cancelable operating leases are as follows:

Year ended December 31,		
2009	$	610
2010		524
2011		338
Total	$	1,472

The Company remains contingently liable on the leaseholds assigned to MTR.

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2008, various legal proceedings are pending against the Company. While the ultimate outcome of the proceedings cannot be predicted with certainty, management believes that the aggregate liability which may result from these proceedings will not be material to the Company's financial position or operating results.

12. Note Payable

The terms of the borrowing provided that interest would be charged at 30-day LIBOR plus 5%. This note was payable upon demand. During September 2008, the loan was repaid in full.